Subsidiaries of the Registrant

1) Magnum Hunter Production, Inc., a Texas corporation
2) Gruy Petroleum Management Co., a Texas corporation
3) Hunter Gas Gathering, Inc., a Texas corporation
4) ConMag Energy Corporation, a Texas corporation
5) Rampart Petroleum, Inc., a Texas corporation
6) Bluebird Energy, Inc., an Oklahoma corporation